VIA ELECTRONIC TRANSMISSION

May 3, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:    CONCORDIA INTERNATIONAL CORP
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA20653P1027 US20653P2011
	CUSIP:	20653P102 20653P201
2	Date Fixed for the Meeting:	June 19, 2018
3	Record Date for Notice:	May 9, 2018
4	Record Date for Voting:	May 9, 2018
5	Beneficial Ownership Determination Date:	May 9, 2018
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON RESTRICTED
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON RESTRICTED
8	Business to be conducted at the meeting:	Annual General and Special
9	Notice-and-Access: Registered Shareholders:	NO
	Beneficial Holders: Stratification Level:	NO Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

"    Rosa Vieira    "
Senior Relationship Manager Rosa.Vieira@tmx.com
301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1    www.tsxtrust.com